DIONICS, INC.
                 65 Rushmore Street
              Westbury, New York 11590
                TEL: (516) 997-7474
                FAX: (516) 997-7479



VIA EDGAR

June 24, 2009

Gary R. Todd
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Mail Stop 3030

Re:  Dionics, Inc.
     Form 10-K for the fiscal year ended December 31, 2008
     Filed on March 31, 2009
     File No. 000-08161

Dear Mr. Todd:

This letter is in response to the comments received by telephone on June 11, 2009 from Staff at the SEC concerning our letter dated June 5, 2009 in response to the Staff's letter dated May 21, 2009. References in this letter to "we", "our" or "us" refer to the Company.

Comment 1

The Staff reissued comment 3 contained in the Staff's letter dated May 21, 2009 which was a re-issuance of comment 17 contained in the Staff's letter dated May 1, 2009.

COMPANY RESPONSE: We have reexamined the accounting treatment followed in 2005 for the real property sold in which we reported a gain totaling $730,000 in earnings in 2005. Upon further review, we realize that in previous correspondence with the SEC we neglected to mention a material element of the transaction which affected the accounting treatment which we followed. In recognizing the entire gain in 2005 instead of over the term of the lease, we took notice of the fact that the lease provided a 120-day early termination clause which stated as follows:

                    "ARTICLE 13
             EARLY TERMINATION OF LEASE

     Tenant shall have the right to terminate this Lease prior to the Expiration Date upon one hundred twenty (120) days notice to Landlord, delivered in the form and manner prescribed in Article 24 herein."

Given that we have the option at any time to terminate the lease, we believed that no long term lease was really in effect and that it would not be appropriate to allocate the profit over the life of the entire lease insofar that it could be terminated by us at any time. It effectively rendered our situation a month-to-month tenancy. Such being the case, we could not accurately determine the period of time in which the asset would be expected to be used by us.

Comment 2

The Staff has noted that the Inventory items at March 31, 2009 are the same dollar-values as were reported at December 31, 2008. We had previously indicated that the march 31, 2009 figures were "estimated" by management, rather than having been physically counted. The Staff has now inquired as to how the estimate was done, with particular interest in how the numbers came out exactly the same.

COMPANY RESPONSE: The three components of our inventory, Raw Materials, Work-in- Process and Finished Goods, were all established by physical count for the December 31, 2008 report. In performing the "estimate" of each item for the March 31, 2009 report, we used the physically-counted December 31, 2008 amounts as our base-line, and considered how much each item could have changed in the following three-months, under the then-existing business circumstances. We noted that our incoming order rate had recently dropped severely and so there was little need during the three-months to build Finished Goods or Work-in-Process inventory for future periods. For the same reason, Raw Material purchases were reduced to the minimum needed to support the reduced shipping schedule for the First Quarter of 2009. Considering the greatly diminished business outlook, it was not considered prudent to invest in inventory beyond the shipping needs of the First Quarter of 2009.

Therefore, in light of the above, when we began to estimate the value of the three inventory categories, we first referred back to the values counted at December 31, 2008. Although judging that surely no material change had occurred in those values over the intervening three-months, we were still faced with the need to name specific dollar-amounts. There was, however, no reliable metric available to us, beyond another costly physical count, by which we could estimate with reasonable accuracy the very minor, non-material changes in each inventory item. The choice we then faced was to either make very small, arbitrary changes, purely for the purpose of showing some change, or to use what we strongly believed to be the equally-valid December 31, 2008 figures. In the final analysis, management was personally uncomfortable making unsubstantiated minor changes, even if doing so might have been cosmetically more acceptable.


Thank you for your attention to this matter. Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned, or to our counsel, David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

DIONICS, INC.

/s/ Bernard L. Kravitz

Bernard L. Kravitz
President